United States securities and exchange commission logo





                             May 4, 2022

       Adam Gerchen
       Chief Executive Officer
       L&F Acquisition Corp.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: L&F Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 8, 2022
                                                            File No. 333-262570

       Dear Mr. Gerchen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed April 8,
2022

       Summary of the Proxy Statement/Prospectus
       Equity Ownership Upon Closing, page 5

   1. We note your response to comment 1. As previously requested, please revise the diagram beginning on page 5 to
identify the range of economic and voting interests to be held by each category of
investors in the registrant with an eye towards highlighting the economic and voting rights L&F
public stockholders will have post-combination.
       Certain Other Interests in the Business Combination, page 23

   2.                                                   We note your amended
disclosure in response to comment 4, indicating that    Jefferies . . .
                                                        has an interest in L&F
completing a business combination that will result in . . . the
 Adam Gerchen
FirstName  LastNameAdam Gerchen
L&F Acquisition Corp.
Comapany
May  4, 2022NameL&F Acquisition Corp.
May 4,
Page 2 2022 Page 2
FirstName LastName
         payment of financial advisory and placement agent fees." Please quantify the aggregate financial advisory and placement agent fees payable to Jefferies, as it appears that such fees are contingent on the completion of the business combination. Proposal No. 2 - The Business Combination Proposal
Background of the Business Combination, page 153

3. We note your response to comment 13 and your revised disclosure. Please also address the following points:

                Please provide additional detail about how the "financial projections provided by
              ZeroFox management" and "prior discussions regarding the cash proceeds required for the acquisition of IDX" factored into the proposed $1.1 billion valuation under the initial LOI, including how the financial projections were used in determining the valuation.

                You disclose that L&F and Jefferies discussed "the growth profiles of both ZeroFox and IDX, and operating margins of comparable publicly traded companies at initial public offering as compared to after such companies completed de-SPAC transactions . . . in addition to current trading prices and valuation multiples of said comparable publicly traded companies" in considering the valuation framework applied to New ZeroFox. Please provide an explanation of how the growth profiles of both ZeroFox and IDX relate to the valuation figure, as it is unclear what was discussed about these growth profiles and how they impacted the valuation. Please also provide additional detail on the comparable publicly traded companies discussed and how these companies supported the valuation. Your disclosure should include the identity of such companies, the operating margins reviewed, as well as the underlying data regarding the trading prices and valuation multiples of said companies that were discussed.

                Please elaborate on the discussions that occurred among L&F management and the
              L&F Board, which led them to determine that "the revised valuation of New ZeroFox remained attractive to L&F shareholders based on relative valuations of comparable publicly traded companies as a multiple of go-forward revenue, and the growth and margin profiles of New ZeroFox projected in the financial model presented by
              ZeroFox management on July 5, 2021." In revising your disclosure, please provide additional detail about how the valuations of comparable publicly traded companies and the margin profiles of New ZeroFox projected in the financial model presented by ZeroFox management on July 5, 2021 factored into the valuation.
Certain Material United States Federal Income Tax Considerations, page 207

4. We note your response to comment 19. Item 4(a)(6) of Form S-4 requires disclosure of the federal income tax consequences of the transaction as a whole. Please revise to
 Adam Gerchen
FirstName  LastNameAdam Gerchen
L&F Acquisition Corp.
Comapany
May  4, 2022NameL&F Acquisition Corp.
May 4,
Page 3 2022 Page 3
FirstName LastName
         include a description of the federal income tax consequences of the mergers. In this regard, we note these transactions are integral components of the business combination proposal that L&F shareholders will be asked to consider and approve. We further understand from your response that such approval would not result in tax consequences to such shareholders. Since it thus appears that such transactions would be tax-free to such shareholders in the overall context of the business combination proposal, please expand counsel's opinion to cover the mergers.
Business of ZeroFox
Government Regulation & Legal Affairs, page 292

5. We note your amended disclosure in response to comment 23. Please further revise your disclosure to briefly discuss the specific effects of each of the regulations discussed in this section on your business, including the Electronic Communication Privacy Act, Computer
         Fraud and Abuse Act, Gramm-Leach-Bliley Act and HIPPA/HITECH Act, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business. Management's Discussion and Analysis of Financial Condition and Results of Operations of
ZeroFox
Results of Operations, page 300

6. Please include a comparative analysis of your results between fiscal 2021 and 2020. Refer to instruction 1 to paragraph (b) of Item 303 of Regulation S-K. Liquidity and Capital Resources
Cash Flows
Operating Activities, page 306

7. You disclose a fairly consistent pattern of net cash used for operating activities in each of the fiscal years presented. Please discuss the reason for the use of operating cash and your expectations of when and how you will generate positive operating cash flows. Also, discuss whether this is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance. Management's Discussion and Analysis of Financial Condition and Results of Operations of IDX
Key Factors Affecting Performance
Key Business Metrics, page 311

8. It appears from the table on page 311 that there is a trend of reduced per unit value for your services (as evidenced by dividing the revenue for each service by the number of respective customers/members), which appears to be especially significant regarding breach revenue. Please discuss the reason for the reduction in per unit values and the impacts on your revenue trend for the reasonably foreseeable future. Refer to Item 303 of
         Regulation S-K for guidance regarding trend disclosures.
 Adam Gerchen
L&F Acquisition Corp.
May 4, 2022
Page 4
Cash Flows
Operating Activities, page 315

9. Your disclosure appears to emphasize how cash provided by operating activities was derived for each period. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of material changes in operating cash from period to period. That is, explain the reason for the decrease of over $4.2 million between fiscal 2021 and 2020. In performing your analysis, note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to the introductory paragraph of section IV.B and
      paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of
the staff   s
      Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.
Beneficial Ownership of Securities, page 348

10. We note your response to comment 25. Please revise footnote (4) to the beneficial ownership table to include the information from your response regarding how voting and dispositive decisions are made for Lookingglass Cyber Solutions, Inc. Please also identify the members of Lookingglass Cyber Solutions, Inc.'s senior management team who exercise shared voting and dispositive powers with respect to the ZeroFox shares held by Lookingglass Cyber Solutions, Inc.
General

11. We note your amended disclosure in response to comment 28, and the conflicts of interests you discuss in the bullet points included on pages 23 and 171. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.
       You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameAdam Gerchen
                                                           Division of
Corporation Finance
Comapany NameL&F Acquisition Corp.
                                                           Office of Trade &
Services
May 4, 2022 Page 4
cc:       Tamar Donikyan
FirstName LastName